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Washington, D.C.

24 January 2003

RECD S.E.C.
JAN 2 8 2003
1086

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

SUPPL

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: Interpump Group Net Revenues in the Fourth Quarter 2002: +18% to 117 Million Euro 2002 Net Revenues: + 15.5% to 492 Million Euro

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Ing. Cavallini
Interpump Group S.p.A.

LO\134189.1

PRESS RELEASE

INTERPUMP GROUP

NET REVENUES IN THE FOURTH QUARTER 2002: +18% TO 117 MILLION EURO
2002 NET REVENUES: + 15.5% TO 492 MILLION EURO

Giovanni Cavallini, CEO of Interpump Group:
"*Our strong growth, bigger than our expectations, thanks also to the extremely remarkable turnover recorded in the fourth Quarter 2002, confirms on one side the Interpump Group's leadership on the market worldwide, as well as, on the other side, the continuity of our development.*"

Sant'Ilario d'Enza, January 14, 2003 – Interpump Group issued a preliminary announcement concerning the consolidated turnover for the fourth quarter of the fiscal year 2002, ended on December 31, 2002, as well as for the of the whole year 2002.

Net consolidated revenues in the fourth quarter 2002 amounted to 117 million Euro, up 18% on 2001 figure, amounted to 99,6 million Euro. Within the same consolidation area (like for like) the growth was 13,5%.

Interpump Group's net consolidated revenues for the year 2002 amounted to 492 million Euro, up by 15.5% **as compared to 426 million Euro in the previous year.**
This preliminary figure confirms the expansion of the Group also like for like (within the same consolidation area), which amounted to 11.5% with a turnover of 475 million Euro.

Commenting on the preliminary figures for 2002, Giovanni Cavallini, Vice Chairman and CEO of Interpump Group, said: "Our strong growth, bigger than our expectations thanks also to the extremely remarkable turnover recorded in the fourth Quarter 2002, confirms on one side the Interpump Group's leadership on the market worldwide, even in a year in which the economic cycle has been especially tough, as well as, on the other side, the continuity of our development."

Interpump Group also announced that the Report for Q4 2002 will be approved by the Board of Directors convened for February 13, 2003. The Board of Directors for the approval of the financial statements related to the fiscal year ending on December 31, 2002 will be held on March 13, 2003. The results will be available immediately after the end of the Board meetings.

For further information:
Moccagatta Associati
Tel. 02/86451419 – Fax: 02-86452082
E-mail: segreteria@moccagatta.it